K&L GATES LLP 70 W. MADISON ST, STE. 3100 CHICAGO, IL 60602 klgates.com

MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

January 19, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Keeley Funds, Inc. (the “Corporation”)

Investment Company Act File No. 811-21761

Dear Ms. Vroman-Lee:

On behalf of the Corporation and each series included therein (each, a “Fund” and collectively, the “Funds”), I am writing in response to the comments I received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) via a telephone conversation held on January 19, 2016, regarding the Staff’s review of pre-effective amendment no. 1 to the Corporation’s combined prospectus/proxy statement, filed on Form N-14/A, with respect to the proposed reorganization of Keeley Mid Cap Value Fund (referred to herein as “Mid Cap Value Fund” or the “Target Fund”) into Keeley Mid Cap Dividend Value Fund (referred to herein as “Mid Cap Dividend Value Fund” or the “Acquiring Fund”) (Securities Act File No. 333-208581).

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Corporation’s responses Where the Corporation’s responses include new text amended from pre-effective amendment no. 1 to Form N-14/A, such revised text is indicated by striking through text that has been deleted from that pre-effective amendment and adding new text in bold typeface.

1.	Staff Comment: In the capitalization table and the pro forma financial information of the combined prospectus/proxy statement, use the Funds’ actual names in the column headings rather than the terms “Target Fund” and “Acquiring Fund.”

Response: The Corporation has revised the headings to state the actual names of the Funds, in accordance with the Staff’s request.

2.	Staff Comment: Since the Target Fund intends to sell significant holdings prior to the proposed reorganization, please amend the disclosure in the sections titled “Synopsis”

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

January 19, 2016

and the “Material U.S. Federal Income Tax Consequences of the Reorganization” to reflect the Fund’s intentions. Such disclosure should include, but not be limited to, the following:

(a)	A statement that while the Target Fund is not required to sell securities to complete the merger, management nevertheless intends to sell such securities prior to the proposed merger.

(b)	Explain why management is selling those securities (i.e., to utilize a substantial portion of capital loss carryforwards).

(c)	Provide the estimated percentage of the Target Fund’s portfolio that is expected to be sold by the proposed merger date.

(d)	Provide an estimate of the related brokerage costs incurred in selling those securities, both (x) in dollars and (y) per share.

(e)	Discuss the tax implication of these sales.

Response: The Corporation responds to the Staff’s comments as follows:

(a)	The Corporation has amended the disclosure in the “Synopsis” section of the prospectus/proxy statement to include the requested disclosure.

(b)	The Corporation notes that the Target Fund expects to sell or otherwise dispose of any investments that are in an unrealized gain position in a significant amount prior to the implementation of the proposed reorganization in seeking to harvest its existing capital loss carryforwards. The Target Fund’s sales of these investments will not generate capital gains for shareholders due to the availability of such capital loss carryforwards. After the Target Fund sells those securities, its holdings will increase their tax basis and thereby provide a future reduction in potential realized capital gains to the shareholders of both the Target Fund and the Acquiring Fund following the reorganization.

(c)	Management estimates that approximately 60% of the Target Fund’s holdings will be sold by the proposed merger date pursuant to those tax harvesting transactions.

(d)	Management estimates that the sales of those securities will result in total brokerage commissions of $40,000, at $0.04 per share or less.

(e)	Please see the response to sub-comment (b) above. The Corporation emphasizes that sales of those investments will not generate capital gains for shareholders due to the availability of such capital loss carryforwards.

•	Further, in addressing the Staff’s comments, the Corporation has revised the disclosure in the prospectus/proxy statement. On page 4, under the section “Synopsis—The Proposed Reorganization,” the revised disclosure reads as follows:

“The consummation of the Reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the “Code”). The Target Fund does not currently expect to sell or otherwise dispose of any investments ~~in a significant amount~~ prior to the implementation of the Reorganization to align its portfolio with the Acquiring Fund’s portfolio or to meet any of the Acquiring Fund’s investment strategies, policies or restrictions.

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

January 19, 2016

Although the Target Fund is not required to sell securities to complete the Reorganization, the Fund does intend to sell a substantial amount of its holdings that are in an unrealized gain position prior to the proposed Reorganization date to harvest its existing capital loss carryforwards. ~~It is expected that the shareholders of the Target Fund will not recognize gain or loss upon the exchange of all of their shares of the Target Fund solely for shares of the Acquiring Fund, as described in this Prospectus/Proxy Statement and the Reorganization Plan. The Target Fund does not currently expect to sell or otherwise dispose of any investments in a significant amount prior to the implementation of the Reorganization, except pursuant to transactions made in the ordinary course of business or with respect to investments that are not freely transferable or are otherwise restricted, if any. If the Target Fund were to sell~~ By selling its investments in a significant amount in anticipation of the Reorganization, the Target Fund could generate capital gains for shareholders if such gains exceeded the Target Fund’s available capital loss carryforwards. However, by selling its holdings in an unrealized gain position to harvest its existing capital loss carryforwards, the Target Fund anticipates that such gains will not exceed its available capital loss carryforwards. Therefore, the Target Fund expects that its shareholders will not recognize gain or loss upon the exchange of all of their shares of the Target Fund solely for shares of the Acquiring Fund. For more information, see “Information About the Reorganization—Material U.S. Federal Income Tax Consequences of the Reorganization.”

•	The Corporation also has revised the disclosure in the prospectus/proxy statement on page 26, in the next to last paragraph under the section “Information About the Reorganization—Material U.S. Federal Income Tax Consequences of the Reorganization.” The revised disclosure reads as follows:

“Pursuant to the Reorganization Plan, prior to the Closing Date, the Target Fund is required to distribute all of its investment company taxable income net capital gains realized in each of its taxable years ending on or after September 30, 2015. However, to the extent that the Target Fund realizes future net capital gains, those gains may be offset by any of the Fund’s unused capital loss carryforwards.

The Target Fund intends sell its holdings that are in an unrealized gain position prior to the Reorganization Date, solely to take advantage of capital loss carry forwards. After the Target Fund sells those securities, its holdings will increase their tax basis and thereby provide a future reduction in potential realized capital gains to the shareholders of both the Target Fund and the Acquiring Fund following the Reorganization.

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

January 19, 2016

The Target Fund estimates that it will sell approximately 60% of its holdings by the proposed Reorganization pursuant to those tax-harvesting transactions, and that such sales will result in total estimated brokerage commissions of $40,000, at a rate of $0.04 per share or less. It is estimated that the Target Fund will lose $8,594,124 in capital loss carry forwards and that the Acquiring Fund will receive $3,337,439 in capital loss carryforwards as a result of the Reorganization.”

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We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer

cc: Alan P. Goldberg, K&L Gates, LLP

Robert M. Kurinsky, Keeley Funds, Inc.

Deanna Marotz, Keeley Asset Management Corp.

Jerome J. Klingenberger, Keeley Funds, Inc.

Keeley Funds, Inc.

111 West Jackson Blvd.

Suite 810

Chicago, IL 60604

January 19, 2016

BY EDGAR

Ms. Ashley Vroman-Lee

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Keeley Funds, Inc.

Investment Company Act Registration No. 811-21761

On behalf of the Keeley Funds, Inc. (the “Corporation”), we hereby make the following representations:

(i) The Corporation is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Corporation’s filings; and

(iii) The Corporation acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEELEY FUNDS, INC.

By:	/s/ Robert M. Kurinsky
Name: Robert M. Kurinsky
Title: Secretary